Exhibit (h)2
October 1, 2008
U.S. Global Investors Funds
7900 Callaghan Road
San Antonio, TX 78229
Re: Fund Expense Caps
This is to confirm and acknowledge that U.S. Global Investors, Inc. hereby agrees to limit total operating expenses of each of the funds listed below to not exceed the percentage of average net assets set forth below on an annualized basis through September 30, 2009.

Percentage of
Fund	Average Net Assets
All American Equity Fund	1.75%
China Region Fund	2.00%
Eastern European Fund	2.25%
Global Emerging Markets Fund	2.50%
Global MegaTrends Fund	1.85%
Global Resources Fund	1.50%
Gold and Precious Metals Fund	1.50%
U.S. Government Securities Savings Fund	0.45%
Holmes Growth Fund	1.75%
Near-Term Tax Free Fund	0.45%
Tax Free Fund	0.70%
U.S. Treasury Securities Cash Fund	1.00%
World Precious Minerals Fund	1.50%

Sincerely,

/s/ Frank E. Holmes

Frank E. Holmes
Chief Executive Officer